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Women-owned
Whisk It Good

Bakery

723 Main Street
Williston, ND 58801
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $15,000 invested.
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THE PITCH
Whisk It Good is seeking investment to to enhance retail space, expand wholesale operations, and boost productivity, to elevate the art of baking and strengthen ties with the community.
Generating RevenueRenovating Location
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MEET WHISK IT GOOD

Driven by a love for bringing people together through delicious treats, Whisk It Good not only satisfies sweet cravings but also serves as a testament to the founder's dual commitment to community building and the joyous celebration of artisanal baking.

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OUR OFFERINGS
Baking Classes for All Ages: Whisk It Good goes beyond being just a bakery by offering engaging and educational baking classes suitable for all ages. Whether you're a budding young chef or a seasoned adult looking to enhance your skills, the classes provide a hands-on experience, sharing the art and science of baking in a fun and inclusive environment.
Rental Space for Local Bakers: Recognizing the diverse talents within the local community, Whisk It Good opens its doors to local bakers, offering rental space within its charming establishment. This initiative provides a platform for aspiring and established bakers to showcase their creations, fostering a collaborative spirit and contributing to the vibrant culinary scene in the community.
Multi-faceted Wholesale Approach: Whisk It Good adopts a multi-faceted wholesale strategy to meet the diverse needs of its customers. In addition to traditional wholesale partnerships with businesses, the introduction of vending machines allows for convenient access to a curated selection of artisanal goods around the clock.
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LOCATION

Nestled in the heart of downtown Williston, right on Main St., Whisk It Good stands as a charming culinary haven housed within a quaint building that has been an integral part of the community for decades.

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INTENDED USE OF FUNDS

Whisk It Good is embarking on a comprehensive revitalization of its retail space, and expanding their wholesale through relationships with local businesses, as well as smart vending machines.

In a strategic move to optimize the use of their premises, the company has decided to make portions of their store available for rental, providing a platform for local artisans and food enthusiasts to showcase their products.

Whisk It Good is enhancing customer convenience by introducing vending machines to the community, offering a curated selection of baked goods around the clock.

Additionally, recognizing the growing demand for locally produced products, Whisk It Good is expanding its wholesale offerings to cater to a broader audience, reinforcing its commitment to providing exceptional culinary experiences.

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PRESS

Whisk It Good baked fresh in Williston - The Community Shopper

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THE TEAM

Chelsea Norsten

Owner/Baker

Cassie Arnold

Baker

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2022

Incorporated

With a whisk and big ideas, Chelsea created Whisk It Good and purchased the house with the widely recognized Teal Door.

2023

Opened

May 2023 Whisk It Good opens its doors to the public!

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $16,625

Equipment $25,000

Renovation $5,000

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$150,000	$165,000	$176,550	$185,377	$190,938
Cost of Goods Sold	$24,000	$26,400	$28,248	$29,660	$30,549
Gross Profit	$126,000	$138,600	$148,302	$155,717	$160,389

EXPENSES

Rent	$32,400	$32,400	$32,400	$32,400	$32,400
Utilities	$9,000	$9,225	$9,455	$9,691	$9,933
Salaries	$24,000	$26,400	$28,248	$29,660	$30,549
Insurance	$787	$806	$826	$846	$867
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$0	$0	$0	$0	$0
Operating Profit	$54,813	$64,644	$72,120	$77,736	$81,122

This information is provided by Whisk It Good. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

2023 Balance Sheet

2023 Income Statement

Business Plan.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $70,000

Amount Invested $0

Investors 0

Investment Round Ends March 22nd, 2024

Summary of Terms

Legal Business Name Whisk It Good

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 4%-5.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No operating history

Whisk It Good was established in November, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 11/19/2023, Whisk It Good has debt of $3,3207 outstanding. This debt is sourced primarily from Square and will be senior to any investment raised on Mainvest. In addition to the Whisk It Good's outstanding debt and the debt raised on Mainvest, Whisk It Good may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Whisk It Good to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Whisk It Good operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Whisk It Good competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Whisk It Good's core business or the inability to compete successfully against the with other competitors could negatively affect Whisk It Good's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Whisk It Good's management or vote on and/or influence any managerial decisions regarding Whisk It Good. Furthermore, if the founders or other key personnel of Whisk It Good were to leave Whisk It Good or become unable to work, Whisk It Good (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Whisk It Good and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Whisk It Good is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Whisk It Good might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Whisk It Good is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Whisk It Good

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Whisk It Good's financial performance or ability to continue to operate. In the event Whisk It Good ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Whisk It Good nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Whisk It Good will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Whisk It Good is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Whisk It Good will carry some insurance, Whisk It Good may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Whisk It Good could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Whisk It Good's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Whisk It Good's management will coincide: you both want Whisk It Good to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Whisk It Good to act conservative to make sure they are best equipped to repay the Note obligations, while Whisk It Good might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Whisk It Good needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Whisk It Good or management), which is responsible for monitoring Whisk It Good's compliance with the law. Whisk It Good will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Whisk It Good is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Whisk It Good fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Whisk It Good, and the revenue of Whisk It Good can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Whisk It Good to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Whisk It Good. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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